UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of OCTOBER, 2004

                           Commission File No. 0-30148

                           PHOTOCHANNEL NETWORKS INC.
                 (Translation of registrant's name into English)

      506 - 425 CARRALL STREET, VANCOUVER, BRITISH COLUMBIA V6B 6E3 CANADA
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 82 -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: October 5, 2004.


By:/s/"Robert Chisholm"

Robert Chisholm, CFO

                         PHOTOCHANNEL ANNOUNCES NEW CEO

              BART COPELAND TO LEAD ONE OF NORTH AMERICA'S LEADING
                      DIGITAL IMAGING TECHNOLOGY PROVIDERS

VANCOUVER, B.C. - OCTOBER 5TH, 2004 - Amid growing sales and business expansion across North America, PhotoChannel Networks Inc. (TSX-V: PNI and OTCBB: PHCHF), one of North America's leading digital imaging technology providers, today announced the appointment of Bart Copeland as President & CEO of the Company. Mr. Copeland will also be joining PhotoChannel's board of directors. Copeland replaces outgoing President & CEO, Peter Scarth who remains a significant investor and member of PhotoChannel's board of directors.

"We are pleased to appoint Bart Copeland as CEO of PhotoChannel," said Mr. Scarth. "Bart has proven and extensive business expertise and the right mix of leadership skills to grow PhotoChannel and create value for its shareholders, customers, partners and employees. Bart's solid financial experience and in-depth knowledge of the technology market make him the ideal leader at this phase of the Company's rapid expansion. I will remain active in the Company and look forward to working with Bart and the other board members, as we lead PhotoChannel to its next level of development and growth. "

As PhotoChannel's President & CEO, Copeland will assume responsibility for the Company's strategic direction and oversee all operations on a global basis, including technology development, sales and marketing and administration. Copeland begins his new role immediately, and is based in PhotoChannel's headquarters in Vancouver, British Columbia.

On his appointment, Copeland said: "It's an honour to have been chosen by the PhotoChannel board to lead this Company at a very exciting time in its relatively young history. Peter Scarth has done a tremendous job restructuring PhotoChannel and establishing the vision and strategies for growth. PhotoChannel has cutting edge technology, a validated business model, customers that can be referenced, and a very significant market opportunity for digital imaging networks. These assets provide a great foundation for me to lead and contribute to PhotoChannel's ongoing success and increased shareholder value."

Copeland is an accomplished CEO with more than 15 years of leadership experience with technology companies, including vision creation, strategic planning and corporate development. With a proven history of building start-up organizations while growing revenue, shareholder value and profitability, Copeland most recently was President/CEO of Recombo Inc., a content integration technology company. Previously, Copeland was Chairman and President/CEO of Credo Interactive Inc., a 3D-character animation software company and was director of the British Columbia Technology Industry Association for the past five years.

ABOUT PHOTOCHANNEL

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are more than 7500 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

Warning: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for any "forward-looking" statements.

For further information:

Media:
Kelly Lendvoy
604.913.6113
klendvoy@communikgroup.com

Investors and Analysts:
Mike Gillis
(866) 345 0115
mikegillis@telus.net

                     PHOTOCHANNEL ANNOUNCES GRANT OF OPTIONS

VANCOUVER, BC, CANADA: October 5, 2004 - PhotoChannel Networks Inc. (TSX-V: PNI and OTCBB: PHCHF), one of North America's leading digital imaging technology providers ("PhotoChannel" or "Company"), advises that at a Board of Directors meeting held on October 4, 2004, agreed to increase the size of its stock option plan to 30 million common shares. The Board has granted 7.4 million common stock purchase options to directors and officers of the Company, each exercisable upon vesting at $0.17 per common share. The vesting of 6.4 million of these options is subject to the approval of the Company's shareholders to increase the size of its stock option plan, which will be sought at its next Annual General Meeting, and TSX Venture Exchange.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.

ABOUT PHOTOCHANNEL
Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now more than 7500 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

PhotoChannel Networks Inc.

Per:

Peter
Fitzgerald

Chairman

Investor Information, please call: 1-866-345-0115

WARNING: The Company relies upon litigation protection for "forward-looking" statements.